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As filed with the Securities and Exchange Commission on November 22, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-SB/A
(Amendment No. 1)

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

AMERICAN DG ENERGY INC.
(Name of small business issuer in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	04-3569304 (I.R.S. Employer Identification No.)
American DG Energy Inc. 45 First Avenue Waltham, Massachusetts 02451 (Address of principal executive offices)

Issuer's telephone number, including area code: (781) 622-1120

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value per share

EXPLANATORY NOTE

        The sole purpose of this amendment is to file Exhibits 10.5 and 10.6 to this registration statement on Form 10-SB as indicated in the exhibit index of this amendment, which immediately follows. No other change is being made to the registration statement. Accordingly, this amendment consists solely of the facing page, this explanatory note, Part III, Item 1, the signature page and Exhibits 10.5 and 10.6.

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PART III

Item 1. Index to Exhibits and Description

        Except as noted below, the following exhibits were previously filed with the original filing of this registration statement on Form 10-SB.

Exhibit Number		Description
3.1	—	Certificate of Incorporation as currently in effect
3.2	—	Certificate of Incorporation to be in effect upon the effectiveness of this Form 10-SB
3.3	—	By-laws as currently in effect
3.4	—	By-laws to be in effect upon the effectiveness of this Form 10-SB
4.1	—	Form of Warrant
10.1	—	Code of Business Conduct and Ethics to be in effect upon the effectiveness of this Form 10-SB
10.2	—	Audit Committee Charter
10.3	—	Compensation Committee Charter
10.4	—	2001 Stock Incentive Plan
10.5*#	—	Facilities, Support Services and Business Agreement
10.6*	—	Operating Agreement of American DG New York LLC
10.7	—	Energy Purchase Agreement
10.8	—	Form of 8% Senior Convertible Debenture Due 2011
16.1	—	Letter on change in certifying accountant
21.1	—	List of subsidiaries

*
Filed herewith.

#
Confidential treatment has been requested for portions of this document. The confidential portions have been omitted and have been filed separately, on a confidential basis, with the Securities and Exchange Commission.

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SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Amendment No. 1 to Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, on November 22, 2006.

AMERICAN DG ENERGY INC.
By:	/s/ JOHN N. HATSOPOULOS John N. Hatsopoulos Chief Executive Officer

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EXPLANATORY NOTE
PART III
SIGNATURES